UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDMENT NUMBER 2 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              Under Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                                 Nova Oil, Inc.

        (Exact name of Small Business Issuer as specified in its charter)


          Nevada, USA                                  91-2028450
(State or other Jurisdiction of             (IRS Employer Identification No.)
Incorporation or Organization)

             17922 North Hatch Rd, Colbert, Washington 99005-9377
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (509) 466-0576



     Securities to be registered pursuant to Section 12(b) of the Act: None
        -----------------------------------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:
                      Common Shares, with $0.001 par value.
                                (Title of Class)


                          Index to Exhibits on Page 43

                                   NOVA OIL, INC.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                              Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis or Plan of
         Operation...........................................  12

Item 3.  Description of Property.............................  16

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management......................................  20

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  21

Item 6.  Executive Compensation..............................  23

Item 7.  Certain Relationships and Related Transactions......  24

Item 8.  Description of Securities...........................  24

                                     PART II

Item 1.  Market Price of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  26

Item 2.  Legal Proceedings...................................  26

Item 3.  Changes in and Disagreements with  Accountants......  26

Item 4.  Recent Sales of  Unregistered Securities............  26


Item 5.  Indemnification of  Directors and Officers..........  27

                                    PART F/S

Item 1.  Financial Statements................................  28

         Signatures..........................................  28a

                                    PART III

Item 1.   Index to Exhibits..................................  43

Item 2.   Description of Exhibits

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Forward-Looking Statements
-------------------------------

This Registration Statement contains forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.


The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Readers should refer to the "Glossary of Terms" section for definitions of important technical words used in the oil and gas industry.

Introduction
------------

Nova Oil, Inc.  (hereinafter  is also  referred to as the  "Company"  and/or the
"Registrant")   is  a  company  in  the  development   phase.  The  Company  was
incorporated February 25, 2000 under the laws of the State of Nevada.

The Company's principal business at this time is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, with the objective of establishing a solid cash flow base. Total production revenue for the years ended December 31, 2000 and 2001 was $2,014 and $16,071, respectively.

The Company presently owns oil and gas interests in the state of Texas.

The Company's principal office is located at 17922 North Hatch Rd, Colbert, Washington 99005-9377 . The contact person is Arthur P. Dammarell, Jr., Treasurer and Director. The telephone number is (509) 466-0576; the facsimile number is (509)466-6931.

The Company's authorized capital includes 100,000,000 shares of common stock with $0.001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of the close of the Company's latest fiscal year, December 31, 2001, there were 4,400,000 shares of common stock outstanding and -0- shares of preferred shares outstanding. The Company does not maintain any kind of website.

Recent Activities
-----------------

In October, 2000, the Company completed a private offering of 1,400,000 shares of its common stock at $0.05 per share. Net proceeds to the Company were $70,000. There were no offering and related expenses material to this offering. The private placement of shares provided the Company with resources to complete the acquisition of undivided working interests in two producing oil wells, namely the Smith-Boswell #1 and Steinbach Unit #1.

On December 7, 2000, the Company purchased certain interests in oil and gas properties in the state of Texas. The Company's oil and gas properties consist of working interests in two oil and gas wells (the "Smith Boswell #1" and the "Steinbach Unit #1"). The Smith Boswell #1 is a 43.73 acre unit and the Steinbach Unit #1 is a 40.32 acre unit, both located in the Ruth Mackey Survey, Abstract 47, Bastrop County, Texas. Each of the working interests grants the Company a 49.5% working interest, or a 38.61% net revenue interest after underlying royalty payments, in the oil and gas produced and marketed from each well.

The Smith-Boswell #1 well and the Steinbach Unit #1 well both pump oil into onsite oil stock tanks. Oil is periodically drained from the tanks by the purchaser and transported by tank truck to a holding facility for processing.

The information in this Registration Statement is current as of March 4, 2002, unless otherwise indicated.

Operations and Policies
-----------------------

The Company currently is focusing its acquisition and development opportunities in Texas, specifically on the Serbin Field. However, the acquisition, development, production and sale of oil and gas acreage are subject to many factors outside the Company's control. These factors include worldwide and domestic economic conditions; proximity to pipelines; existing oil and gas sales contracts on properties being evaluated; the supply and price of oil and gas as well as other energy forms; the regulation of prices, production, transportation and marketing by federal and state governmental authorities; and the availability of, and interest rates charged on, borrowed funds.

In attempting to acquire oil and gas leases, the Company will be at a competitive disadvantage since it must compete with many companies and individuals with greater capital and financial resources and larger technical staffs.

The Company's operations are subject to various provisions of federal, state and local laws regarding environmental matters. The impact of these environmental laws on the Company may necessitate significant capital outlays, which may materially affect the earnings potential of the Company's oil and gas business in particular, and could cause material changes in the industry in general. The Company strongly encourages the operators of the Company's oil and gas wells to do periodic environmental assessments of potential liabilities. To date, the existence of environmental laws has not materially hindered nor adversely affected the Company. The Registrant believes that it has conducted its business in substantial compliance with all applicable environmental laws and regulations.

Historical Corporate Development
--------------------------------

The Company was incorporated in Nevada, USA on February 25, 2000.

The organization meeting of the Company and the initial directors meeting of the Company was held on March 24, 2000. At this meeting it was decided that the fiscal year of the Company would end on December 31st of each calendar year and forms of Common and Preferred Stock certificates were presented. It was also agreed that the Company issue up to 3,000,000 shares of its common stock for an aggregate of up to $7,500 in capital contributions to the Company by Arthur P. Dammarell, Jr. and Jeanne L. Dammarell, Carol A. Dunne, Bruce E. Cox, Paul E. Fredericks and Susan S. Fredericks, Deborah H. Schneider and Daniel W.
Schneider, and Charles A. Cleveland. Also at the March 24 meeting, Daniel W. Schneider was appointed as President, Paul E. Fredericks as Vice-President, Bruce E. Cox as Secretary, and Arthur P.Dammarell, Jr. was appointed as Treasurer of the Company.

A meeting of the Board of Directors was held on April 27, 2000 and it was resolved that the Company offer and sell up to 2,000,000 shares of its common stock, in an offering under the exemptions to registration provided under
Section 3(b), and section 4(6) of the Securities Act of 1933, as amended and under the exemption to registration under Washington Administrative Code Section 460-44A-300, and ss.21.20.320(17) of the Revised Code of Washington.

The offering was completed in October of 2000; the Company sold 1,400,000 common shares for an aggregate purchase price of $70,000. All shares were sold to Washington residents and members of the Board of Directors, only. The offering was terminated and no further offers and sales or any form of selling efforts took place for the remaining 600,000 shares.

Customers
---------

In December of 2000 and during fiscal year 2001, the Company had two customers, TEPPCO Crude Oil, LLC and Genesis Crude Oil, LP. Sales to TEPPCO Crude Oil, LLC accounted for 100% of the Companies oil sales for the month of December 2000, and 22.51% of the Company's oil sales in 2001. Sales to Genesis Crude Oil, LP. accounted for 77.49% of the Company's oil sales in 2001. The Company does not believe that it is dependent on a single customer. The Company believes it has the option at most properties to change purchasers if conditions so warrant.

Employees
---------

The Company does not have any employees.

Risk Factors
------------

1.   The Company must expand its operations
--------------------------------------------

The Company's long term success is ultimately dependent on its ability to expand its revenue base through the acquisition of producing properties. The Company has recently made significant investments in producing properties all in the Ruth Mackey Survey in Texas. The acquisitions are not indicative of future success. All of the producing projects are subject to the risk of failure and the loss of the Company's investment. Stockholders would then lose the value of their investment.

2.   Limited Financial Resources
--------------------------------

The Registrant has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Registrant currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. Current market conditions limit the Registrant's ability to raise funds. If the Company is not able to raise additional funds in the next 12 months, the Company's ability to continue in business is in doubt.

3.  Prices of oil and natural gas fluctuate widely based on market conditions
--------------------------------------------------------------------------------
and any decline will adversely affect the Company's financial condition
-----------------------------------------------------------------------

The Company's revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile and not predictable, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

o   political conditions in the oil producing and exporting countries;
o   the supply and price of foreign oil and gas;
o   the level of consumer product demand;
o   the price and availability of alternative fuels;
o   the effect of federal and state regulation of production and transportation;
    and
o   the proximity of the Company's wells to pipelines and their capacity.


4.  Our independent auditor believes that there is substantial doubt about
--------------------------------------------------------------------------------
the Company's ability to continue as a going concern
----------------------------------------------------

The independent accountants have rendered a going concern opinion on the accompanying financial statements. Continuation of an entity as a going concern is assumed in the absence of significant information to the contrary. Ordinarily, information that significantly contradicts the going concern assumption relates to the entity's inability to continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

The Company's independent auditor believes that there is substantial doubt about the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the continued acquisition of profitable oil and gas producing properties. There are no assurances, however, with respect to the future success of these plans. If the Company is not successful with its plans, investors could then lose all of their investment.

5.   The Company must replace the reserves it produces
------------------------------------------------------

All of the Company's oil and gas properties contain proved developed oil reserves. Successful development and production of those reserves cannot be assured. Additional drilling will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. The Company's present oil and gas wells may not continue to produce at current or anticipated rates of production, development drilling may not be successful, production of oil and gas may not commence when expected, there may be unfavorable markets for oil and gas produced in the future or that prior production rates cannot be maintained. If the Company is unable to develop or produce reserves for continued production at current rates, the Company would become unprofitable or cease business. Investors could then lose all or a substantial portion of their investment.

6.   There are many risks in drilling oil and gas wells
-------------------------------------------------------

The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. The Company's wells may be shut-in for lack of a market until a pipeline or gathering system with available capacity is extended into our area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them. The affect of one or more of the above factors could result in the Company becoming unprofitable or ceasing business. Investors could then lose all or a substantial portion of their investment.

7.   The Company faces intense competition
------------------------------------------

The oil and natural gas industry is highly competitive. The Company competes with others for property acquisitions and for opportunities to explore or to develop and produce oil and natural gas. The Company faces strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. The Company also faces strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors. The affect of one or more of the above factors could result in the Company becoming unprofitable or ceasing business. Investors could then lose all or a substantial portion of their investment.

8.   The Company is only a non- operator participant in its natural resource
-----------------------------------------------------------------------------
properties
----------

All decisions concerning oil and gas projects owned currently by the Company are made by D-MIL Production, Inc., of Argyle, Texas, and not the Company. The Company has an operating agreement with D-MIL Production ("D-MIL") under which D-MIL makes all decisions related to daily operation of the Smith-Boswell #1 and Steinbach Unit #1 wells. However, D-MIL Production does consult with the Company regarding major operating decisions, including but not limited to well equipment replacement, regulatory compliance and slowing or stopping production on any of the Company's wells. D-MIL has a strong track record as an oil & gas operator but unforeseen personal, financial and/or legal difficulties experienced by D-MIL or its owner, Dale Miller, could present risks to the Company. Conflicts that may arise between D-MIL Production and the Company regarding major aspects of operations will be submitted to a third party for arbitration. If D-MIL Production is, for whatever reason, unable to continue as operator of the Company's wells, another reputable local oil well operator will be secured. If the Company is unable to secure the services of an operator for its wells over an extended period of time, there will be a decrease in the production and sale of oil. Investors may then experience a substantial decline in the value of their investment.

9.   The Company may not carry sufficient insurance
---------------------------------------------------

The Company and well operators maintain general liability insurance but it may not cover all future claims. If a large claim is successfully asserted against the Company, it might not be covered by insurance, or it might be covered but cause the Company to pay much higher insurance premiums or a large deductible or co-payment. Furthermore, regardless of the outcome, litigation involving Company operations or even insurance companies disputing coverage could divert management's attentions and energies away from operations. The nature of the oil and gas business involves a variety of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to the Company.

10.   Company reserves are uncertain
-----------------------------------

Estimating Company proved reserves involves many uncertainties, including factors beyond the Company's control. There are uncertainties inherent in estimating quantities of proved oil and natural gas reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

o historical production from the properties compared with production from other producing properties;
o   the effects of regulation by governmental agencies;
o   future oil and gas prices; and
o future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

11.  Governmental  regulation,  environmental  risks and  taxes could  adversely
--------------------------------------------------------------------------------
affect the  Company's  oil and gas operations in the state of Texas
-------------------------------------------------------------------

The Company's oil and natural gas operations in Texas are subject to regulation by federal and state governments, including environmental laws. To date, the Company has not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect the Company's business and increase the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil and gas wells. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

12.  Environmental Risks
------------------------

The Registrant is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence of fault on the part of the Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant.

13.  Indemnities may be Unenforceable or Uncollectable
------------------------------------------------------

The operating agreements with participants in a property provide for the indemnification of the Registrant as operator. Such indemnification may not be enforceable or a participant may not be financially able in all circumstances to comply with its indemnification obligations, or the Registrant may not be able to obtain such indemnification agreements in the future. The failure to obtain enforceable indemnification agreements or a participants inability to indemnify the Registrant, may cause the Registrant to assume all operating costs of a property. Such a result would cause the Registrant to become insolvent. Investors would lose all or a substantial portion of their investment.

14.  Inadequacy of Public Market
--------------------------------

There is no public market for the common shares. No common shares may be sold or transferred unless in compliance with the Securities Act of 1933. Applicable securities laws restrict the transfer of common shares and if an exemption is not available to a stockholder wishing to sell, the shares may not be transferred.

15.  Our Stock will be considered a "Penny Stock"
--------------------------------------------------

In the event that a public trading market develops for the Company's shares, such securities may be classified as a "penny stock" depending upon their market price and the manner in which they are traded. The Securities and Exchange Act of 1934 requires additional disclosure relating to the market for "penny stocks." A penny stock is generally defined to be any equity security not listed on NASDAQ or a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions.

Among these exceptions are shares issued by companies that have:
o net tangible assets of at least $2 million, if the issuer has been in continuous operation for three years;
o net tangible assets of at least $5 million, if the issuer has been in continuous operation for less than three years; or
o average annual revenue of at least $6 million for each of the last three years.

The Company does not currently meet the requirements of these exceptions and, therefore, the common shares would be deemed penny stocks for purposes of the Exchange Act if and at any time while the Company's common stock trades below $5.00 per share. In such case, trading in the Company's shares would be regulated pursuant to Rules 15-g-1 through 15-g-6 and 15-g-9 of the Exchange Act. Under these rules, brokers or dealers recommending our shares to prospective buyers would be required, unless an exemption is available, to:

o deliver a lengthy disclosure statement in a form designated by the SEC relating to the penny stock market to any potential buyers, and obtain a written acknowledgement from each buyer that such disclosure statement has been received by the buyer prior to any transaction involving our shares;

o provide detailed written disclosure to buyers of current price quotations for our shares, and of any sales commissions or other compensation payable to any broker or dealer, or any other related person, involved in the transaction;

o send monthly statements to buyers disclosing updated price information for any penny stocks held in their accounts, and these monthly statements must include specified information on the limited market for penny stocks.

In addition, if the Company is subject to the penny stock rules, all brokers or dealers involved in a transaction in which our shares are sold to any buyer, other than an established customer or "accredited investor," must make a special written determination that the Company's shares would be a suitable investment for the buyer, and the brokers or dealers must receive the buyer's written agreement to purchase our shares, as well as the buyer's written acknowledgement that the suitability determination made by the broker or dealer accurately reflects the buyer's financial situation, investment experience and investment objectives, prior to completing any transaction in our shares. These Exchange Act rules may limit the ability or willingness of brokers and other market participants to make a market in our shares and may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. The Company also understands that many brokerage firms will discourage their customers from trading in shares falling within the "penny stock" definition due to the added regulatory and disclosure burdens imposed by these Exchange Act rules. The SEC from time to time may propose and implement even more stringent regulatory or disclosure requirements on shares not listed on NASDAQ or on a national securities exchange. The adoption of the proposed changes that may be made in the future could have an adverse effect on the trading market for the Company's shares.

16.  Dilution
-------------

The Registrant may issue more common shares at prices determined by the board of directors in any private placements or offerings of securities, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a stockholder does not purchase additional common shares, the percentage share ownership of the stockholder in the Registrant will be reduced.

17.  Defeasance of Title
----------------------------

The possibility exists that title to one or more properties of the Registrant may be lost due to an omission in the claim of title. The Registrant does not maintain title insurance. If title to one or more properties is lost, the Company would cease operations, face possible legal action, and therefore become unprofitable. Investors in the Company would lose a substantial value of their investment.

18.  Dividend Policy
--------------------

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings must be retained for use in current operations. Investors must not look to an investment in the Company as a source of cash distributions.

19. Limited Operating History.
------------------------------

The Company first acquired its working interests in producing oil wells in the 4th quarter of 2000. No additional wells have been acquired. Because of the limited operating history of the Company, stockholders and the Company face a risk that future acquisitions of oil wells or development may be unsuccessful. The Company would then become unprofitable and stockholders would experience a substantial decline in the value of their investment.

20. Lack of Management Experience in the Oil and Gas Industry
-------------------------------------------------------------

Management and the Board of Directors do not have prior experience in the oil and gas industry. They do have extensive work experience in geology, land acquisition, leasing properties for natural resource extraction (mining), and business management. The lack of experience in the oil and gas industry may impair Management and the Directors' ability to evaluate and make decisions involving current operations of the Company and any future projects the Company may undertake in the oil and gas industry. Such impairment may result in the Company losing money and resulting in a decrease in the value of the stockholders' common stock.

21. Conflict of Interest
------------------------

The members of the Board of Directors are not employed by any companies or groups involved in the oil and gas industries, nor are they directors or officers of companies or corporations involved in the oil and gas industries. There is no conflict of interest between the members of the Board of Directors or officers of the Company and any of their operating partners or employers. If conflicts of interest having a negative effect on the value of the common stock of the Company occur in future, investors could experience a substantial loss or decline in value of their investment.

22. Amount of Time Officers Can Devote to Company Operations
------------------------------------------------------------

Three of the Company's 4 officers are self-employed. The officers will devote sufficient time to the operations and demands of the Company. If two or more of the officers of the Company could not perform the duties and responsibilities necessary for the success and development of the Company, investors could experience a substantial decline in the value of their investment.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------------------------------------------------------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for Fiscal years ended December 31, 2000 and 2001 was derived from the financial statements of the Company which were audited by DeCoria, Maichel, & Teague, P.S., Independent Certified Public Accountants.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                     Table No. 1
                                             Selected Financial Data [1]

---------------------------------------------------------------------------------------------------------------------
                                                     For the period             For the period
                                    For the year     from inception on          from inception on
                                    Ended 12/31/01   02/25/00 to 12/31/00       02/25/00 to 12/31/01
---------------------------------------------------------------------------------------------------------------------
Revenue                                16,071                2,014                    18,085
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                     (16,726)                (127)                  (16,853)
---------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per Share                 NIL                  NIL                       NIL
---------------------------------------------------------------------------------------------------------------------
Dividends per Share                        -0-                  -0-                       -0-
---------------------------------------------------------------------------------------------------------------------

WtgAvg#Shares                       4,400,000            2,322,007                 3,514,065
---------------------------------------------------------------------------------------------------------------------

                                    As of 12/31/01     As of 12/31/00

Working Capital                        33,577               47,917
---------------------------------------------------------------------------------------------------------------------
Long Term Debt                             -0-                  -0-
---------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                   60,647               77,373
---------------------------------------------------------------------------------------------------------------------
Total Assets                           70,398               77,964
---------------------------------------------------------------------------------------------------------------------

[1] The Company acquired the revenue producing wells in December 2000 to provide a basis for comparing current results to future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATION
--------------------

Introduction
------------

The following is a discussion of the Registrant's financial condition, results of operations, financial resources and working capital. This discussion and analysis should be read in conjunction with the Registrant's financial statements contained in this Form 10SB under PART F/S.

Overview
--------

Nova Oil, Inc. is a development stage company and derives its revenues from its producing oil properties. These properties consist of working interests in producing oil wells having proved reserves. The company's oil properties consist of working interests in two oil wells (the Smith-Boswell #1 and the Steinbach Unit #1). The Smith-Boswell #1 is a 43.73 acre unit and the Steinbach Unit #1 is a 40.32 acre unit, both located in the Ruth Mackey Survey, Abstract 47, Bastrop County, Texas. Each of the working interests grants the Company a 49.5% working interest, or a 38.61% net revenue interest after underlying royalty payments, in the oil produced and marketed from each well. The Company's capital for investment in producing oil properties has been provided by the sale of common stock to its shareholders.

Cash Balances
-------------

The Company maintains its major cash balances in an interest bearing account at one financial institution, Washington Trust Bank, located in Spokane, Washington. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 4, 2002, there were no uninsured cash balances.

RESULTS OF OPERATIONS
---------------------

The Company reported a net loss of $16,726 for the year ended December 31, 2001, compared to a net loss of $127 reported for the period from inception (February 25, 2000) to December 31, 2000. The increase in the net loss during 2001 was primarily due to losses from operations and general and administrative expenses incurred in connection with the Company's audit of its financial statements and filings with the Securities and Exchange Commission. During 2000, the Company had operated for approximately ten months, and had revenues and expenses from oil production activities for approximately one month following its purchase of two working interests in oil producing properties in December of 2000.

Oil sales for the year ended December 31, 2001, were $16,071, and were generated from sales of 742 barrels of oil at an average sales price of $21.66 per barrel. During 2000, the Company had sales of $2,014 generated from sales of 76 barrels of oil at an average sale price of $26.50 per barrel. The increase in oil sale revenue during 2001 as compared to 2000 is due to approximately one month of oil production in 2000 compared to twelve months of oil production during 2001.

Combined direct oil production and amortization expenses, excluding a reserve for maintenance expenses, during the year ended December 31, 2001, were $9,571 or $12.90 per barrel of oil sold, compared to $835 or $10.99 per barrel sold during the approximate one-month production period in 2000.

During 2001, the Company recorded a reserve for maintenance expenses of $9,000 relating to repair and maintenance work that will be required on the oil wells it has a working interest in. The reserve was estimated by management based on information received from the oil wells' operator near the end of 2001. No such reserve was established at December 31, 2000, as information was not available indicating that a maintenance reserve was necessary at that time.

General and administrative expenses of $15,196 were incurred during 2001, and related principally to costs associated with the Company's preparation and filing of Form 10-SB registration statement with the Securities and Exchange Commission. During the period from February 25, 2000 to December 31, 2000, the Company's combined general and administrative expenses consisted of $1,916, and included $1,325 of start up costs that were expensed according to the provisions of generally accepted account principles.

Interest income for the year ended December 31, 2001, was $970 and was comparable to $935 of interest income for the period from February 25, 2000 to December 31, 2000. During both periods interest income was generated from interest bearing cash investment accounts.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Liquidity
---------

The Registrant is currently unable to maintain appropriate liquidity levels to adequately fund its 2002 expenditure programs and has reason to believe that this will continue to be the case in the near term.

The Company has had two fiscal years of operations ending December 31, 2000 and 2001, with less than two quarters of operations as an oil producer as of the date of original filing.

The Company acquired its oil properties in December 2000. Revenue for the years ending December 31, 2000 and 2001 was $2,014 and $16,071, respectively, and was derived only from the production and sale of oil. Expenses incurred in 2000 include $1,325 for for start up costs, amortization expense of $244, and $916 for general and administrative purposes, resulting in a net cash outflow from operating activities of $1,306. Expenses incurred for 2001 include a $9,000 reserve for well maintenance, production expenses of $7,185, amortization expense of $2,386, and $15,196 for general and administrative purposes, resulting in a net cash outflow from operating activities of $4,591.

Total assets at December 31, 2001 were $70,398, stockholders' equity was $60,647 and the accumulated deficit incurred during the development stage was $16,853. During the year ended December 31, 2001, no cash was used or provided by investing or financing activities.

During the period ended December 31, 2000 the Company purchased working interests in two producing oil wells in Bastrop County, Texas for $29,700. During 2001, no additional oil property purchases occurred although the Company's management continued to investigate oil and gas opportunities.

During the period ended December 31, 2000, the Company funded its start-up activities and its purchase of working interests in two producing oil wells through sales of 4,400,000 shares of its restricted common stock that generated an aggregate amount totaling $77,500. The Company plans to fund its future operations through additional sales of its unregistered common stock as necessary, although there can be no assurance the Company will be successful in its efforts to sell its common stock.

In the fiscal year ended December 31, 2000 the Registrant completed a Washington State private placement of 1,400,000 shares of Common Stock at a price of $0.05 per share. The Registrant issued 3,000,000 common shares to directors, officers and other incorporators for gross proceeds of $7,500.

As of December 31, 2001 the Registrant had $33,577 in working capital.

As of December 31, 2001 the Company had current assets of $43,328 and current liabilities of $9,751. The Company does not expect to meet its current cash flow requirements from existing cash on hand and net income derived from the production and sale of oil, alone.

Capital Resources
-----------------

The Registrant's primary source of capital resources come from sales of unregistered common stock to private investors, including members of management, who are either existing contacts of the Registrant's management or who come to the attention of the Registrant through brokers, financial institutions and other intermediaries. The Registrant's management is of the view that conventional banking is unavailable to resource companies which are in the development stage. The Registrant's access to capital is always dependent upon general financial market conditions, especially those which pertain to venture capital situations such as oil and gas exploration companies. The Registrant's capital resources are not anticipated to change materially in 2002.

The  Registrant  has no other  anticipated  capital  expenditures  of a material
amount.   However,  the  Registrant  intends  to  acquire  additional  petroleum interests which may give rise to further capital expenditures.

The Registrant has no agreements with management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Registrant's business, there are no trends in the nature of its capital resources which could be considered predictable. To date, the Registrant's capital resources have consisted primarily of the issuance of common shares pursuant to a private placement.

Known Trends
------------

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained.

The Company has incurred operating losses since its inception (February 25, 2000) that raise substantial doubt about its ability to continue as a going concern. The Company anticipates that current cash reserves and projected revenues will not provide adequate cash flow to meet expected 2002 expenditures. In the event the Company is unable to access the capital markets through private placements, the Company may become illiquid by the end of 2002. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company. A reorganization of the Company may include, but not be limited to, reduction in expenditures, disposal of assets, reducing ownership interest in the oil wells, a reverse stock split, seeking out a larger oil company for merger, and/or developing strategic alliances with other companies.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Recent Accounting Pronouncements
--------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," collectively, the Statements. These Statements drastically change the accounting for business combinations, goodwill and intangible assets. Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. The Company anticipates that the adoption of these Statements will not have a material affect on its financial statements.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which provides accounting requirements for retirement obligations associated with tangible long-lived assets. The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which will be effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

ALTHOUGH THE REGISTRANT IS CURRENTLY RECEIVING SOME PRODUCTION REVENUE, THE REGISTRANT DOES NOT REPRESENT THAT IT HOLDS MATERIAL INTERESTS IN PROVED DEVELOPED RESERVES. THE REGISTRANT SHOULD BE CONSIDERED AN EXPLORATION AND DEVELOPMENT STAGE OIL AND GAS COMPANY.

Oil and Gas Interests
---------------------

The following table describes the Company's leasehold interests in developed and undeveloped oil and gas acreage at December 31, 2001, all of which are located in the state of Texas:
                                            Total
                                            Developed
                                            Acreage [1] [2]

         State of Texas             Gross                         Net
         --------------             ------                        ---
         Smith-Boswell #1           43.7342                       21.6484
         Steinbach Unit #1          40.32                         19.9584
                                    --------                      -------

         Total                      84.0542                       41.6068


[1] Gross acres are the total acreage involved in a single lease or group of leases. Net acres represent the number of acres attributable to an owner's proportionate working interest in a lease (e.g., a 50% working interest in a lease covering 320 acres is equivalent to 160 net acres).

[2] The acreage figures are stated on the basis of applicable state oil and gas spacing regulations.

Purchase of Oil and Gas Properties/Material Terms of Operating Agreements
-------------------------------------------------------------------------

The Company paid $29,700 for a 49.5 percent (gross) working interest in each of two producing oil wells, namely, the Smith-Boswell #1 and the Steinbach Unit #1. The net revenue interest relative to the working interest is 38.61 percent for each well.

Material terms of the operating agreement related to the Company's working interest assignments to the Smith-Boswell #1 and the Steinbach Unit #1, include and are subject to all costs of drilling, mining, completing and producing operations as well as all other costs, and to be subject to the Company's proportionate part of all ad valorem, production, severance and other similar taxes.

The Company does not participate or engage in the normal day-to-day management and operation of the Smith-Boswell #1 and the Steinbach Unit #1. Upon the occurrence of certain material events, such as a workover of either or both wells, the Company requires full disclosure and consultation between the operator (D-MIL Production, Inc.), prior to any such workover being done.

Geologic Definition or Description of Properties
------------------------------------------------

The Smith-Boswell #1 and Steinbach Unit #1 wells are both located in the Ruth Mackay Survey, Abstract 47, Bastrop County, Texas approximately 10 miles southwest of Giddings. Geologic data presented herein are summarized from Texas Railroad Commission Forms W-1 and W-2 and from electric logs prepared by Schlumberger, Inc., a well logging services company. Both wells are located in the Serbin Field and are producing from the Taylor sands.

The Smith-Boswell #1 well (RRC # 19600) was drilled to 5460 feet total depth, cased to 5457 ft. and was completed 4/14/87. The producing interval (casing perforation) is from 5304 to 5338 feet depth near the top of the Taylor Sand. Depths to formation markers are: top Taylor Fm. = 5292 ft.; base Wilcox Fm. = 3920 ft. Down-hole logs included: dual Ind/SFL-Density-GR. Well potential tests were performed and certified by Danny Templeton on 4/22/87.

The Steinbach Unit #1 well (RRC # 19848) was drilled to 5486 feet total depth, cased to 5386 ft. and was completed 9/14/87. The producing interval (casing perforation) is from 5214 to 5218 feet depth. Depths to formation markers are: top Wilcox Fm. = 3415 ft.; top Navarro Fm. = 4760 ft. Down-hole electric logs included: DIL, SP, Caliper, Density and GR. Well potential tests were performed and certified by Robert L. Parker on 4/19/87.

Working Interests Under Producing Properties
--------------------------------------------

At March 4, 2002 , the Company held working interests consisting of a 49.5% working interest or 38.61% net revenue interest in 2 producing oil wells located on 84.05 gross developed acres in the state of Texas.

Drilling Activities
-------------------

The Company does not participate in any drilling activities or farmout agreements. Under a farmout agreement, outside parties undertake exploration activities using prospects owned by the Company. This would enable the Company to participate in exploration prospects without incurring additional capital costs, although with a substantially reduced ownership interest in each prospect.

During the year ended December 31, 2001, no wells were drilled under farmout agreements.

Oil and Gas Production, Prices and Costs
----------------------------------------

As of December 31, 2001, the Company had a 49.5 percent working interest in two wells that produce oil, only. The Smith-Boswell #1 well and the Steinbach Unit #1 well both pump oil into onsite oil stock tanks. Oil is periodically drained from the tanks by the purchaser and transported by tank truck to a holding facility for processing.

D-MIL Production, Inc. is responsible for the day-to-day management and operation of the Smith-Boswell #1 and the Steinbach Unit #1. D-MIL Production, Inc. is an independent crude oil and natural gas producer/operator with its offices located in Argyle, Texas.

For information concerning the Company's oil and gas production, estimated oil and gas reserves, and estimated future cash inflows relating to proved oil and gas reserves, see Notes 8 and 9 to the financial statements included in PART F/S of this registration statement. The reserve estimates for the reporting year were prepared by D-MIL Production, Inc. Estimates, provided by D-MIL Production, are based on historic production data utilizing percent decline in the production curves through time. D-MIL Production has found through experience that percent decline analysis using historical data is a reliable method for estimating reserves of such stripper wells in mature oil fields. Management believes, based upon D-MIL Production's experience, that the percent decline analysis using historical data is a reliable method.

The Company did not file any oil and gas reserve estimates with any federal authority or agency during its fiscal years ended December 31, 2000, and 2001 .

Combined direct oil production and amortization expenses, excluding a reserve for maintenance expenses, during the year ended December 31, 2001, were $9,571 or $12.90 per barrel of oil sold, compared to $835 or $10.99 per barrel sold during the approximate one-month production period in 2000. The Company generated revenue in the amounts of $2,014 for fiscal year 2000, and $16,071 for fiscal year 2002, solely from the production and sale of oil.

Office Facilities
-----------------

The Company's executive offices are currently located at 17922 North Hatch Road, Colbert, Washington 99005-9377, in an area comprised of approximately 100 square feet. The space is provided at no cost to the Company and any resulting rent expense if the space were rented to the Company would be immaterial. The real property is owned by Arthur P. Dammarell, Jr., the treasurer and a director of the Company. The Company considers the facilities adequate for current purposes.

Glossary of Terms
-----------------

Anticline is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.


Development Phase refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells.

Dry Hole is a well drilled without finding commercial quantities of oil or gas.

Exploration Well is a well drilled without knowledge of the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Horizontal Wellbores refers to exploration and/or development drill holes that are drilled at a low angle (relative to the horizon); commonly started from the bottom of an existing vertical hole and diverted to a low angle using in-hole wedges and specialized drill bits.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Lead is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

Participating Interest or Working Interest is an equity interest (compared with a royalty interest) in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties due on the gross income.

Pay Zone is the stratum of sedimentary rock in which oil or gas is found.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Seal is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Shut-in is a term applied to wells at which production is intentionally stopped for maintenance, repairs or to await improvement in market price.

Trap is a geological structure in which hydrocarbons build up to form an oil or gas field.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
         MANAGEMENT
-------------------

The Registrant is a Nevada corporation, the shares of which are owned by United States residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of March 4, 2002 all persons the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2
                                 5% Shareholders

Title                              Amount and Nature  Percent
  of                                of Beneficial       of
Class    Name of Beneficial Owner    Ownership        Class #
------   ------------------------  -----------------  -------
Common   Arthur P. Dammarell, Jr.       540,000        12.27%
Common   Bruce E. Cox                   500,000        11.36%
Common   Paul E. Fredericks             540,000        12.27%
Common   Daniel W. Schneider            540,000        12.27%
Common   Carol A. Dunne                 500,000        11.36%
Common   Charles A. Cleveland           500,000        11.36%

TOTAL                                 3,120,000        70.89%[1][2]

[1]  Based on 4,400,000 shares outstanding as of March 4, 2002.
[2]  All of these shares are restricted pursuant to Rule 144.

Table No. 3 lists as of March 4, 2002, all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers

Title                              Amount and Nature  Percent
  of                                of Beneficial       of
Class    Name of Beneficial Owner    Ownership        Class #
------   ------------------------  -----------------  -------

Common  Arthur P. Dammarell, Jr.        540,000        12.27%
Common  Bruce E. Cox                    500,000        11.36%
Common  Paul E. Fredericks              540,000        12.27%
Common  Daniel W. Schneider             540,000        12.27%
Total                                 2,120,000        48.17%[1]

[1]  Based on 4,400,000 shares outstanding as of March 4, 2002.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Table No. 4 lists as of March 4, 2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.

                                   Table No. 4
                                    Directors
                                                          Date First
                                                           Elected
Name                                Age                  or Appointed
--------------------------          ---                  -------------

Arthur P. Dammarell, Jr.            58                   March 24,2000
Bruce E. Cox                        52                   March 24,2000
Paul E. Fredericks                  47                   March 24,2000
Daniel W. Schneider                 52                   March 24,2000

Table No. 5 lists, as of March 4, 2002, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.

                                   Table No. 5
                               Executive Officers
                                                            Date of
Name                                Position             Board Approval
--------------------------          --------             --------------

Arthur P. Dammarell, Jr.            Treasurer            March 24, 2000
Bruce E. Cox                        Secretary            March 24, 2000
Paul E. Fredericks                  Vice-President       March 24, 2000
Daniel W. Schneider                 President            March 24, 2000

Business Experience

Daniel W. Schneider. Mr. Schneider is President and a Director of the Company. From 1988 to 1995, he was the Land Manager for Noranda Exploration, Inc., responsible for acquisition and maintenance of land positions throughout the United States. From 1995 to 1996, he was land manager for Hemlo Gold Mines, Inc.

From 1996 to 2001 he served as land manager for Battle Mountain Gold Company. Mr. Schneider now provides consulting and acquisition land management services to the mining industry. Mr. Schneider obtained a bachelor of arts from the University of Montana in 1971. Mr. Schneider has been active in mineral resource management for more than 30 years. Mr. Schneider resides in Reno, Nevada, and presently spends approximately 5 percent of his time on the operations of Nova Oil, Inc.

Paul E. Fredericks. Mr. Fredericks is vice-president and a Director of the Company. From January 1985 to the present, he has owned and operated his own business, Mineral Logic. His Company is involved in compiling data on mines and prospects in Montana and Idaho, and doing data compilation and GIS development for mineral exploration and mining companies throughout the western hemisphere. From March 1988 to January 1991, he was Senior Geologist and a computer specialist for Western Gold Exploration and Mining Company, located in Missoula, Montana. Mr. Fredericks attended Humboldt State University where he received a Bachelor of Science Degree in geology in 1977. He also attended the University of Texas at Austin, where he received a Master's degree in geology in 1980. Mr. Fredericks resides in Missoula, Montana, and presently spends approximately 5 percent of his time on the operations of Nova Oil, Inc.

Bruce E. Cox. Mr. Cox is the Secretary and a Director of the Company. From 1972 to the present, he has been a professional geologist and consultant. Mr. Cox is currently employed by Stillwater Mining Company. He also continues to serve as a consultant on mining projects and is involved in two industrial mineral ventures. Mr. Cox attended Western Carolina University where he received a Bachelor of Science Degree in geology in 1971. He also attended the University of Montana, where he received a Master's degree in geology in 1973. Mr. Cox resides in Missoula, Montana, and presently spends approximately 5 percent of his time on the operations of Nova Oil, Inc.

Arthur P. Dammarell, Jr. Mr. Dammarell is the treasurer and a Director of the Company. From February 1988 to April 1999, Mr. Dammarell was Chief Executive Officer and President of Virginia City Gold Mines, Inc. He was elected a Director of the company in 1980. Mr. Dammarell is presently self-employed as a business development consultant. He was manager of operations and co-owner of Direct Realty Service, a real estate brokerage firm located in Spokane, Washington, from April 1993 to August 1996. From January 1986 to August 1988, Mr. Dammarell was the Executive Director of Whitman Regional Planning Council, and Senior Land-use and Community Development Planner from December 1983 to January 1986. From August 1977 to December 1983, he was City Planner for the City of Dayton, Washington. Mr. Dammarell attended Eastern Washington University, where he received his bachelor-of-arts degree in Urban and Regional Planning in 1977. Mr. Dammarell served in the United States Air Force as a communications center specialist from August 1962 until January 1972. Mr. Dammarell resides in Colbert, a suburb of Spokane, Washington, and presently spends approximately 5 percent of his time on the operations of Nova Oil, Inc.

Except as set forth below, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

There are no arrangements, agreements, or affiliations of any kind between the Company and W. Dale Miller, president of D-MIL Production, Inc., other than those agreements and contracts herein specified between the Company and D-MIL Production, Inc.

As of March 4, 2002, three of the Company's 4 officers and directors were self-employed. The Registrant does not view any conflicts of interest with former and current employers of the Company's officers and directors.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 2000, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation program.

During 2001, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2001 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

Other than that disclosed above, no compensation was paid during Fiscal 2000 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

There have been no transactions since February 25, 2000 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


There were no promoters engaged in the two private placements engaged in during fiscal year ended December 31, 2000.

The Company did sell shares to certain officers and directors through the private placement of securities in June 2000, namely: Arthur P. Dammarell, Jr. (40,000 shares),Paul E. Fredericks (40,000 shares), Daniel W. Schneider (40,000 shares). Such individuals purchased the common shares on the same terms and conditions as all other purchasers, e.g. $0.05 per share. The total amount of consideration received by the Company from such individuals was $6,000 .

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 100,000,000 shares of common stock with $0.001 par value, of which 4,400,000 was issued and outstanding at December 31, 2001, the end of the most recent fiscal year; and 5,000,000 shares of preferred stock with $0.0001 par value of which -0- preferred stock was issued and outstanding. All common stock outstanding is voting.

All common shares currently outstanding are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. The Board of Directors may in their discretion designate different rights to different classes of common stock. Preferred shares have such preferences as the Directors may assign to them prior to issuance. Each holder of a common share of record has one vote for each share of stock outstanding in his name on the books of the Corporation and shall be entitled to vote said stock.

The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the Company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the Company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote. Preferred shares have no voting rights unless granted by amendment to the Articles of Incorporation.

When, with respect to any action to be taken by the Shareholders of the Company, the Nevada Business Corporation Act requires the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

Preferred Stock
---------------

The Company initially authorized 5,000,000 shares of $0.0001 par value, preferred stock, the rights and preferences of which to be determined by the Board of Directors at the time of issuance. None is currently outstanding.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
        OTHER SHAREHOLDER MATTERS
----------------------------------------------------

The   Company's   common   stock  does  not  trade  on  any   exchange   or  any
Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933. Columbia Stock Transfer Company (located in Coeur d'Alene, Idaho) is the registrar and transfer agent for the common stock.

On March 4, 2002, shareholders' list for the Company's common shares showed twenty registered shareholders and 4,400,000 shares outstanding.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

The preferred stock of the Company is not registered and does not trade.

ITEM 2. LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

   None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

In March, 2000, the Company issued 3,000,000 shares of Common Stock to the incorporators of the Company for an aggregate purchase price of $7,500. The shares of common stock were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

Pursuant to an offering in June, 2000, the Company sold 1,400,000 shares of common stock to "accredited investors" and Directors of the Company for an aggregate purchase price of $70,000. The shares of common stock in the foregoing offering, were offered pursuant to an exemption to registration provided under
Section 4(6) and Section 3(b), of the Securities Act of 1933, as amended and under the exemption to registration under Washington Administrative Code Section 460-44A-300, and ss.21.20.320(17) of the Revised Code of Washington. The facts relied upon by the Company to make the exemptions available include the following: (i) all offers and sales were solely to Washington residents and members of the Board of Directors; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) all investors signed subscription agreements in which they represented that they were purchasing the units for investment only and not for the purpose of resale and distribution. Appropriate restrictive legends were placed on the certificates and stop transfer orders were issued to the transfer agent; (iv) securities were sold to accredited investors; and, (v) the fact that the Company has not been since its inception (a) subject to the reporting requirements of
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article XIII.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

The Company's Articles of Incorporation provide that a director or officer is not personally liable to the Company or its shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statutes, ss.78.300. In addition, Nevada Revised Statutes, ss.78.751 and
Article VII of the Company's Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under Item 310 of Regulation SB are attached hereto and found immediately following the text of this Registration Statement. The audit report of DeCoria, Maichel, & Teague, P.S., Independent Certified Public Accountants, for the audited financial statements for Fiscal 2001, and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 2001.

Auditor's Report, dated February 11, 2002

Balance Sheets as of December 31, 2001 and 2000.

Statements of Operations for the year ended December 31, 2001, and from inception to December 31, 2001 and 2000.

Statements of Cash Flows for the year ended December 31, 2001 and from inception to December 31, 2001 and 2000.

Statement of Changes in Stockholders' Equity from inception to December 31,
2001.

Notes to Financial Statements

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Form 10SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NOVA OIL, INC.

                                         /s/DANIEL W. SCHNEIDER
                                         -------------------------------------
Date: April 10, 2001                     By: Daniel W. Schneider, President




--------------------------------------------------------------------------------
                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No.1 to Form 10SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NOVA OIL, INC.

                                         /s/DANIEL W. SCHNEIDER
                                         -------------------------------------
Date: April 12, 2001                     By: Daniel W. Schneider, President



--------------------------------------------------------------------------------
                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No.2 to Form 10SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NOVA OIL, INC.

                                         /s/DANIEL W. SCHNEIDER
                                         -------------------------------------
Date: April 18, 2002                      By: Daniel W. Schneider, President



                                      28a

Report of Independent Certified Public Accountants


Board of Directors
NOVA OIL, INC.
(A Development Stage Company)


We have audited the accompanying balance sheets of NOVA OIL, INC. (A Development Stage Company) as of December 31, 2001 and 2000, and the related statement of operations, stockholders' equity, and cash flows for the year ended December 31, 2001; for the period from inception on February 25, 2000 to December 31, 2000; and for the period of inception on February 25, 2000 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NOVA OIL, INC. (A Development Stage Company) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001; for the period from inception on February 25, 2000 to December 31, 2000; and for the period of inception on February 25, 2000 to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington
February 11, 2002

                                 NOVA OIL, INC.
                          (A Development Stage Company)

                                TABLE OF CONTENTS


                                                                          Page

Balance Sheets, December 31, 2001 and 2000..................................30

Statements of Operations ...................................................31

Statement of Changes in Stockholders' Equity for the
period from inception on February 25, 2000 through December 31, 2001........32

Statements of Cash Flows ...................................................33

Notes to Financial Statements............................................34-42

NOVA OIL, INC.
(A Development Stage Company)
Balance Sheets
December 31, 2001 and 2000


                                                                          ASSETS

                                                                        2001                   2000

Current assets:
            Cash                                                 $        41,903        $      46,494
     Accounts receivable                                                   1,425                2,014
                                                                 ---------------        -------------
            Total current assets                                          43,328               48,508
                                                                 ---------------        -------------

Fixed assets:
     Oil properties (successful efforts method), net                      27,070               29,456
                                                                 ---------------        -------------


        Total assets                                             $        70,398        $      77,964
                                                                 ===============        =============


                                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accrued maintenance reserve                                 $         9,000
     Accounts payable                                                        751        $         591
                                                                 ---------------        -------------
        Total current liabilities                                          9,751                  591
                                                                 ---------------        -------------

Commitments and contingencies (Note 4)

Stockholders' equity:
        Preferred stock, $0.0001 par value;
          5,000,000 shares authorized; no
            shares issued and outstanding
        Common stock, $0.001 par value;
            100,000,000 shares authorized; 4,400,000                       4,400                4,400
            shares issued and outstanding
        Additional paid-in capital                                        73,100               73,100
        Accumulated deficit incurred during
            the development stage                                        (16,853)                (127)
                                                                 ---------------        -------------
        Total stockholders' equity                                        60,647               77,373
                                                                 ---------------        -------------

        Total liabilities and stockholders' equity               $        70,398        $      77,964
                                                                 ===============        =============

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Statements of Operations




                                                                               For the period             For the period
                                                                              from inception on          from inception on
                                                        For the year         February 25, 2000          February 25, 2000
                                                     ended December 31,        to December 31,           to December 31,

                                                            2001                    2000                       2001

Sales of oil                                         $      16,071           $       2,014              $      18,085


Operating expenses:

     Reserve for maintenance expense                         9,000                                              9,000
     Production expenses                                     7,185                     591                      7,776
     General and administrative expenses                    15,196                     916                     16,112
Amortization expense                                         2,386                     244                      2,630
                                                     -------------           -------------              -------------
                                                            33,767                   1,751                     35,518
                                                     -------------           -------------              -------------
Other (income) expenses:

     Interest income                                          (970)                   (935)                    (1,905)
     Start-up expenses                                                               1,325                      1,325
                                                     -------------           -------------              -------------
                                                              (970)                    390                       (580)
                                                     -------------           -------------              --------------

Net loss                                             $      16,726           $         127              $      16,853
                                                     =============           =============              =============

Net loss per share-basic                             $         Nil           $         Nil              $         Nil
                                                     =============           =============              =============

Weighted average common
shares outstanding-basic                                 4,400,000               2,322,007                  3,514,065
                                                     =============           =============              =============

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the period from inception on
February 25, 2000 through December 31, 2001



                                                                                        Accumulated
                                                                                        Additional       Deficit
                                                              Common Stock                Paid-in     incurred in the
                                                         Shares          Amount           Capital    Development Stage     Totals
                                                         ------          ------           ------     -----------------     ------
Sale of common stock for cash  ($0.0025 per share)   3,000,000       $    3,000     $     4,500                          $  7,500

Sale of common stock for cash  ($0.05 per share)     1,400,000            1,400          68,600                            70,000

Net loss                                                                                                    (127)            (127)

Balance, December 31, 2000                           4,400,000            4,400          73,100             (127)          77,373
                                                 -------------       ------------   ---------------   -------------      ---------

Net loss                                                                                                   (16,726)       (16,726)

Balance, December 31, 2001                          4,400,000       $    4,400     $    73,100            (16,853)      $  60,647
                                                =============       ============   ===============  ==============      ==========


The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Statements of Cash Flows

                                                                              For the period        For the period
                                                                             from inception on     from inception on
                                                          For the year       February 25, 2000     February 25, 2000
                                                       ended December 31,     to December 31,       to December 31,

                                                               2001                2000                 2001

Cash flows from operating activities:
     Net loss                                              $   (16,726)     $        (127)        $    (16,853)
     Adjustments to reconcile net loss to net cash
        used by operating activities:
            Amortization                                         2,386                244                2,630
            Reserve for maintenance expense                      9,000                                   9,000

     Change in:
        Accounts receivable                                        589             (2,014)              (1,425)
        Accounts payable                                           160                591                  751
                                                           -----------      -------------         ------------
            Net cash used by operating activities               (4,591)            (1,306)              (5,897)
                                                           -----------      -------------         ------------

Cash flows from investing activities:
     Purchase of oil and gas properties                                           (29,700)             (29,700)
                                                           -----------      -------------         ------------
            Net cash used by investing activities                                 (29,700)             (29,700)
                                                           -----------      -------------         ------------

Cash flows from financing activities:
     Sales of common stock for cash                                                77,500               77,500
                                                           -----------      -------------          ------------
            Net cash provided by financing activities                              77,500               77,500
                                                           ----------       -------------         -------------

Net change in cash                                              (4,591)            46,494               41,903
Cash, beginning of period,                                      46,494                  0                    0
                                                           -----------      -------------         ------------

Cash, end of period,                                       $    41,903      $      46,494         $     41,903
                                                           ===========      =============         ============

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Notes to Financial Statements

1.       Description of Business

         NOVA OIL, INC. (the "Company") is a Nevada Corporation that was formed on February 25, 2000. The Company was organized to acquire and develop working interests in oil and gas properties in the United States.

         The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred operating losses since its inception. This condition raises substantial doubt as to the Company's ability to continue as a going concern.

         Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the continued acquisition of profitable oil and gas producing properties. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

         Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.       Summary of Significant Accounting Policies

         Basis of presentation
         ---------------------

         Included in the Company's production expenses as presented are all direct expenses of oil production, including severance taxes and royalties, not included in production expenses are depreciation, depletion and amortization ("DD&A") expenses and corporate administration expenses.

         Development stage enterprise
         ----------------------------

         The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and developing working interests in oil and gas properties that will eventually provide sufficient net profits to sustain the
         Company's existence. Until such interests are acquired, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the development stage.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

         Cash and cash equivalents
         -------------------------

         For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent.

         Use of estimates
         ----------------

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Income taxes
         ------------

         Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

         Net loss per share
         ------------------

         Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. At December 31, 2001 and 2000, the Company had no outstanding stock options, warrants, and other convertible securities, accordingly, only basic EPS is presented.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

         Oil and gas properties
         ----------------------

         The Company's oil and gas properties consist of working interests in producing oil wells having proved reserves. Unless otherwise indicated, quantitative information contained herein regarding the Company's oil and gas properties and the production therefrom relates to these working interests. All of the Company's oil and gas properties are in the United States.

         The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether an individual well has found proved reserves. If it is determined that an exploratory well has not found proved reserves, the costs of drilling the well are expensed. The costs of development wells are capitalized whether productive or nonproductive. The Company amortizes capitalized costs on the units-of-production method based on production and total estimated proved reserves.

         In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. The standard requires that long-lived assets and associated intangibles be written down to their fair values whenever an impairment review indicates that the carrying value cannot be recovered.

         An impairment loss is recorded if the net capitalized costs of proved oil and gas properties exceed the aggregate undiscounted future net revenues determined on a property-by-property basis. The impairment loss recognized equals the excess of net capitalized costs over the related fair value determined on a property-by-property basis.

         New accounting pronouncements
         -----------------------------

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," collectively, the Statements. These Statements drastically change the accounting for business combinations, goodwill and intangible assets. Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. The Company anticipates that the adoption of these Statements will not have a material affect on its financial statements.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

         New accounting pronouncements, Continued:
         -----------------------------------------

         In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which provides accounting requirements for retirement obligations associated with tangible long-lived assets. The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

         In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which will be effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

         Fair values of financial instruments
         ------------------------------------

         The carrying amounts of financial instruments including cash, accounts receivable and accounts payable, approximated their fair values as of December 31, 2001 and 2000.

         Segment information
         -------------------

               During the year ended December 31, 2001, all of the Company's revenues came from sales of oil to one of two individual customers. All of the Company's revenues for the period from inception on February 25, 2000 to December 31, 2000, were from sales of oil to a single customer.

         Start-up expenses
         ----------------

               The Company has adopted Statement of Position No. 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs associated with start-up activities be expensed as incurred. Accordingly, start-up costs of $1,325 have been included in the Company's other expenses for the period from inception on February 25, 2000 to December 31, 2001.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Notes to Financial Statements, Continued:

3.       Oil and Gas Properties

         The Company's oil and gas properties consist of working interests in two oil and gas wells (the "Smith Boswell #1" and the "Steinbach Unit #1"). The Smith Boswell #1 is a 43.73 acre unit and the Steinbach Unit #1 is a 40.32 acre unit, both located in the Ruth Mackey Survey, Abstract 47, Bastrop County, Texas. Each of the working interests grants the Company a 49.5% working interest, or a 38.61% net revenue interest after underlying royalty payments, in the oil and gas produced and marketed from each well.

         The following presents the Company's capitalized costs at December 31, 2001 and 2000 relating to its oil and gas activities:

                                                   2001                   2000

            Proved reserves purchased      $       29,700         $      29,700
            Accumulated amortization               (2,641)                 (244)
                                           ---------------         -------------
            Net proved reserves            $       27,059         $      29,456
                                           ===============         =============

4.       Commitments and Contingencies

         In connection with the purchase of working interests in two oil and gas wells (See Note 3), the Company entered into an operating agreement with the seller of the interests and operator of the wells. The agreement, modeled after agreements standard and customary to the oil industry, commits the Company to pay its share of joint interest operating costs incurred in the operation, maintenance and potential future development of the wells. The joint interest payments are billed monthly by the operator and are due fifteen days after receipt. Oil prices are extremely volatile and instances may occur where the
         Company's revenues received from oil sales are less than its corresponding production expenses. In addition, oil well repair and maintenance activities may interrupt oil sales revenue and add to overall operation costs.

         At December 31, 2001, the Company accrued a repair and maintenance reserve of $9,000. Management estimated and recorded the reserve based on information provided by the operator of the wells that indicated that near-term repairs on the oil wells were necessary.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Notes to Financial Statements, Continued:

5.       Income Taxes

         The Company recorded no income tax provision for the years ended December 31, 2001 and 2000, as during those years only net losses were incurred. At December 31, 2001 and 2000, the Company had deferred tax assets of approximately $2,700 and $70, respectively, primarily resulting from net income tax operating loss carryforwards of approximately $8,000 and $200, at December 31, 2001 and 2000, respectively.

         The deferred tax assets for both years were fully reserved for, as the Company's management is uncertain whether it is "more likely than not" that the assets will be utilized at this stage of the Company's development.

6.       Stockholders' Equity

         Common stock
         ------------

         In March of 2000, the Company's board of directors resolved to issue 3,000,000 shares of its common stock to the Company's founders for $0.0025 per share, or $7,500.

         In April of 2000, the Company's board of directors resolved to offer up to 2,000,000 shares of its common stock, in a private placement, to certain accredited investors in the State of Washington. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the issue of 1,400,000 shares of the Company's stock for $0.05 per share, or $70,000.

         Preferred stock
         ---------------

         In addition to Common Stock, the Company is authorized to issue 5,000,000 shares of Preferred Stock with a par value of $0.0001 per share, none of which has been issued.

7.       Related Party Transactions

         During the period from inception on February 25, 2000 to December 31, 2001, the Company issued 2,000,000 shares of its common stock for $0.0025 per share and 120,000 shares of its common stock for $0.05 per share (See Note 6), to certain directors and officers of the Company.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Supplemental Information
For the period from inception on
February 25, 2000 to December 31, 2001  (Unaudited)

The following notes include unaudited supplemental financial information as currently required by the Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board.

8.       Estimated Quantities of Oil and Gas Reserves (Unaudited)

         Proved reserves are the estimated quantities of crude oil, which upon analysis of geological and engineering data appear with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and under existing operating conditions.

         The estimation of reserves requires substantial judgment on the part of petroleum engineers and may result in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available and that revisions in these estimates could be significant.

         The Company's proved reserves are contained on approximately 84 acres located in Bastrop County, Texas, of which approximately 42 acres represent the Company's net working interests.

         Following is a reconciliation of the Company's estimated net quantities of proved oil reserves, based upon net oil production to be generated from the Company's working interests and as estimated by petroleum consultants.

                                                                  Barrels of Oil
                                                                  --------------

            Proved reserves, February 25, 2000                               0
            Purchase of reserves in place                                9,231
            Oil production for the period ended December 31, 2000          (76)
                                                                   -------------
            Proved reserves, December 31, 2000                           9,155
                                                                   -------------
            Oil production for the year ended December 31, 2001           (742)
                                                                   -------------
            Proved reserves, December 31, 2001                           8,413
                                                                   =============

         The Company's current oil and gas properties have no remaining natural gas reserves.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Supplemental Information, Continued:
For the period from inception on
February 25, 2000 to December 31, 2001  (Unaudited)

9.       Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

         Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities," prescribes guidelines for computing a standardized measure of future net cash flow and changes therein relating to estimated proved reserves. The Company has followed these guidelines, which are briefly discussed in the following paragraphs.

         Future cash inflows and future production and development costs are determined by applying year-end oil prices and costs to the estimated quantities of oil to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future depletion. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

         The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

         The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69:

                                                        2001            2000

            Future cash inflows                 $      120,145   $     246,389
            Future production costs                   (142,560)       (152,064)
            Future development costs                         0               0
            Future income tax provision                      0         (21,973)
                                                ----------------   -------------
            Future net cash flows                      (22,415)         72,352
            Effect of 10% discount factor               16,502         (28,711)
                                                ----------------   -------------
            Standardized measure of discounted
                 future net cash flows          $       (5,913)         43,641
                                                ================   =============

Year-end oil prices used in calculating the standardized measure of discounted future net cash flows were $14.28 per barrel and $26.80 per barrel, for December 31, 2001 and 2000, respectively.

The accompanying notes are an integral part of these financial statements.

NOVA OIL, INC.
(A Development Stage Company)
Supplemental Information, Continued:
For the period from inception on
February 25, 2000 to December 31, 2001  (Unaudited)

9.       Standardized Measure of Discounted Future Net Cash Flows (Unaudited),
         Continued:

         The principal sources of changes in the standardized measure of discounted future net cash flows are as follows for the period from inception on February 25, 2000 to December 31, 2001:


                                                                 2001                     2000

          Standardized measure, beginning of period      $         43,641           $           0
          Purchase of reserves in place                                                    44,261
          Sales of oil produced, net of production costs           (8,078)                   (620)
          Change in prices                                        (45,997)
          Accretion of discount                                     4,521
                                                         ----------------           -------------
          Standardized measure, end of period            $         (5,913)          $      43,641
                                                         ================           =============


The accompanying notes are an integral part of these financial statements.

                                    PART III

Item 1.  INDEX TO EXHIBITS:
---------------------------

Exhibit
number

3.1      Articles of Incorporation

3.2      Bylaws

4 Instruments defining the rights of security holders, including indentures

4.1      Form of Common Stock Certificate

10       Material Contracts

10.1     Operating Agreement, dated December 1, 2000
10.2     Assignment of Working Interest, dated December 18, 2000
10.3     Assignment of Working Interest, dated December 18, 2000
10.4     Production Reserve Summary
10.5 Exemption Acknowledgement - Washington State Department of Financial Institutions

21       Subsidiaries of the Registrant

23       Consent of Accountants
23.1        Consent of D-Mil Production, Inc.

99       Exhibits

99.1     Certificate of Authority(date 3/12/01)State of Texas

99.2     Railroad Commission Of Texas (Form P-4)
     a.     Form P-4 Notification (date: 01/11/99) Smith-Boswell #1
     b.     Form P-4 Notification (date: 11/20/00) Steinbach Unit #1